2200 Pennsylvania Avenue NW

Suite 300E

Washington, DC 20037

April 24, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tyler Howes, Office of Life Sciences

Re:	Vanda Pharmaceuticals Inc.

Registration Statement on Form S-3

Filed February 12, 2026

File No. 333-293404

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vanda Pharmaceuticals Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 9:00 a.m. Eastern Time on May 5, 2026, the date on which the Company’s currently effective Registration Statement on Form S-3 is set to expire, or as soon thereafter as practicable.

The Company hereby authorizes Gregg Griner, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Griner at (617) 880-2212.

Very truly yours,

Vanda Pharmaceuticals Inc.

By:	/s/ Kevin Moran
Kevin Moran
Senior Vice President, Chief Financial Officer, Treasurer and Secretary

cc: Gregg Griner, Orrick, Herrington & Sutcliffe LLP